Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  June 21, 2021

The following communications were made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

How the CN-KCS Combination Will Enhance Competition  Faster Direct Routes  There are a wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system.  We will create faster, more direct routes that will enhance multimodal competition and maximize choice.  New Opportunities  The combined CN-KCS lines will offer new opportunities for customers.  For example, grain shippers in Illinois will have new access to multi-modal service to East St. Louis and new direct single-line service to the Mexican market and to ports in Mobile and New Orleans.  Continued Investment  $250 million in infrastructure investments across CN and KCS lines and creation of new access points and interchange options will result in more efficiency, more capacity and more opportunities for employees and communities.  Robust Choice  Our commitment to preserving existing gateways on commercially reasonable terms ensures that shippers will enjoy the same routing options that they do today.  In addition, CN has committed to a divestiture of a 70-mile section of track between Baton Rouge and New Orleans that ensures no shipper will see a reduction in the number of railroads serving their plant.  Minneapolis  Des Moines  Kansas City  Oklahoma  Austin  Laredo  St. Paul  Wisconsin  Lake Michigan  Lake Huron  Georgia Bay    Lake Erie  Springfield  St. Louis  Missouri  Little Rock  Baton Rouge  Jackson  Memphis  Tennessee  New Orleans  Mobile  Pascagoula  Alabama  Montgomery  Nashville  Levington  Fort Wayne  Chicago  Milwaukee  Toronto  South Dakota  Nebraska  Kansas  35  55 55 94  40  Oklahoma  Oklahoma City  Iowa  Missouri Arkansas  Wisconsin Illinois  Michigan  Ohio  Indiana West Virginia  Kentucky  North Carolina  CN Railway  BNSF Railway  CSX Transportation  Kansas City Southern  Kansas City Southern de Mexico  Union Pacific  Norfolk Southern  Canadian Pacific  Interstate or Highway  Mississippi, Ohio and Illinois Rivers.  The map above shows the multiple main North-South Routers available to customers enhanced by the CN-KCS combination.

Thank you to the following organizations for supporting our pro-competitive combination with Kansas City Southern to create the premier railroad for the 21st century.

Voting Trust Supporters

As of June 17, 2021, 754 companies and organizations have voiced support for the voting trust.

3 Forwarding Inc.	FLS Transport	Pacrim Steel ULC
4 Star Courier & Logistics Inc	FoClan de Mexico	Pantos Logistics Canada Inc.
5911 Trans Ltd.	Foremost International Ltd.	Parsec, Inc.
A-Line Iron & Metals, Inc.	Forestal Sierra Madre, S.A. de C.V.	Pat Baker Company, Inc.
Ab Ovo North America, Inc. (Ab Ovo)	FQ Intermodal S.A. DE C.V.	Patton Industrial Services
Accel Logistics	FR Terminales S.A. de C.V.	Pegaso Tencologia
Acceso Automotriz, S.A. de C.V.	Frisa Forjados S.A. de C.V.	Pehler Oil LLC
Accuristix	Frontier Bag, Inc.	Peninsula Plastics
Aceites Especiales TH, S.A. de C.V.	Frontier Cargo Service S.A. de C.V.	Pennsylvania Rail Car Co.
Adeptus USA, Inc.	Fuerza Grafica del Norte S.A. de C.V.	Pentaquark Empresarail S.A. de C.V.
Administracion Portuaria Integral de Lazaro Cardenas, S.A. de C.V.	Gaelic Tugboat Company	Pepco
Administracion Portuaria Integral de Veracruz, S.A. de C.V.	GCG Construccion Mantemiento y Tecnologia S.A. de C.V.	Perin Resources, LLC
Advantage Solutions	GES Construcciones de México	Petro Industrial, S.A. de C.V.
Aeropres Corporation	Gestion Energie Quebec	Petrogas Corporation, S.A. de C.V.
AF Cargas y Descargas S.A. de C.V.	Gian Multiservicios S.A. de C.V.	Pextrans Container Group Inc
Agencia Aduanera de America en Laredo, S.C.	Golden Triangle Development LINK	Phoenix Paper Wickliffe, LLC
Agri Trading Corp.	Good Food for Good Inc.	Pickands Mather Group
Agricultural Products Extension LLC (APEX)	Goodrich Terminal Ltd.	Piezas Industriales Monterrey S.A.
Agridyne, LLC	GP Reload Ltd.	Pinkerton Oil Company, Inc.
Agro Meat Inc.	GPR Logistics Park	Pipe and Piling Supplies Ltd.
Agrocorp Processing Limited	Grand Falls Agromart Ltd.	PiVAL International
Agrogen S.A. de C.V.	Grapevine Designs	Plains States Commodities, LLC
AGS Solutions, Inc.	Grizzly Oil Sands ULC	Poligoma S. de R.L.
AJC International Inc.	Gross & Janes Company	Port of Saguenay
Alabama Export Railroad, Inc. (ALE)	GroundLinx Logistics Ltd.	PowerRail Distribution, Inc.
Alabama State Port Authority	Groupe de Scieries G.D.S. Inc.	PQ Corporation
Alben Suministros S.A. de C.V.	Grupo CICE (Corporaclon Integral de Comerclo Exterior S.A. de C.V.)	Prarie River Minerals LLC
Albero Corporación, S.A.	Grupo Constructor Peasa S.A. de C.V.	Premier Cooperative Inc.

Alexa Marian Rodriguez Moreno	Grupo de Comunicacion Digital, S.A. de C.V.	Presto Enterprises Ltd.
ALFER GROUP	Grupo de Consultoria en Serguridad y Medio Ambiente, SC	Priam Logistics Inc.
All Commodities (AC) Trading Ltd.	Grupo Deintec	PrimeTime Messenger Inc.
All Royal Tire Inc.	Grupo Ferretero Valmar S.A. de C.V.	Private Security Contractors de Mexico, S.A. de C.V.
Alliance Wheel Services LLC	Grupo Funsam, S.A. de C.V.	Pro-Tech Group, LLC
Allied Track Services	Grupo Itrac Logistics S.A. de C.V.	Procesos Ambientales Alfa, S.A. de C.V.
Almacenadora Afirme, S.A. de C.V.	Grupo Operador Multimodal S.A. de C.V.	Proceti IT Services
Alonso Comunicaciones	Grupo Perfimexa, S.A. de C.V.	Productos y Estrategias del Noreste
Alpenglow Rail	Grupo Posadas	Progress Rail Maintenance de Mexico S.A. de C.V.
Alpha Chemical Limited	Grupo Semty	Propane Levac Propane Inc.
Altex Energy Ltd.	Grupo Servitexatl S.A. de C.V.	Proteinas Marinas y Agropecuarias S.A. de C.V.
Amalgamated Dairies Limited	Grupo ZBC	Prottsa, S.A. de C.V.
American Refining Group, Inc.	Guelph Historical Railway Association Inc.	Proveedora Tornillera, S.A. de C.V.
Amix Marine Services Ltd.	Hallcon Corporation	Proyectos Ambientales y Servicios Ecológicos Integrales Ecohabitat, S.A. de C.V.
Ampacet Canada Company	Halltech Inc.	Proyectos y Estudios Ferroviarios, S.A. de C.V.
AmSpec de México	Haltek	Purely Canada Foods
Ana Gricelda Muñoz Parra	Hamamatsu Automotor del Norte, S.A. de C.V. (Suzuki)	QD lngenieria Mantenimiento en Aire Comprimido, S. de R. L. de C.V.
Ana Patricia Huertas de la Riva	Hamilton Container Terminal	QSL America Inc
Anji Logistics USA Inc.	Hayden Tower Service, Inc.	Quality Rail Service Inc.
AOC Integrated Services	HCL Logistics Inc.	Québec Port Authority (QPA)
AP International Inc.	Henrry Monsivais S.	Quickload Logistics
APC Engineering S.A. de C.V.	Heritage Marine	Quimica Logistics S.A. de C.V.
APM Terminals Lázaro Cárdenas	Herrajes Ferroviarios del Potosi, S.A. de C.V.	Quinta Real Monterrey
APM Terminals Mobile LLC	Herzog Railroad Services, Inc.	R. H. Little Company
AquaPower Chemicals Inc.	HESCA Environmental Services LLC	R.J. Corman Railroad Group
Arbec Bois d’Oeuvres Inc.	HHCS Handheld USA, Inc.	Radar, Customs & Logistics S.A.P.I. de C.V.
Arguindegui Oil Company	Hi-Crush Inc.	Ragasa Industries
Ariza de Mexico S.A. de C.V.	Hiller Carbon, LLC	Rail Enterprises
Arkansas State Chamber-Associated Industries of Arkansas	Hodde and Hodde Land Surveyers Inc	Rail Logix Holdings, LLC

Armstrong Milling Co. Ltd.	Holden America de Mexico	Rail Plus, LLC
Arrowhead Intermodal Services, LLC	Holden America IL, LLC	RailPros
Asfaltos Asfacer S.A. de C.V.	Holt Logistics Corp.	Railroad Software
Asfaltos y Terracerias de Rioverde, S.A. de C.V.	Hopewell Logistics Inc.	Railtech Calomex, S. de R.L. de C.V. (Pandrol Mexico)
Asia Motors S.A. de C.V.	Howard Energy Partners	Raloy Lubricantes, S.A. de C.V.
Asociacion de Agentes Aduanales del Puerto de Veracruz	HTEC de Mexico, S.A. de C.V. (Herzog)	Rankin First Economic Development Authority
Asociación de Industriales del Estado de Michoacán A.C.	Hublance México S.C.	Ray-Mont Logisitcs
Asociación Mexicana de Agentes Navieros, A.C.	Hutchison Port Holdings	Red Flag Cargo Security Systems LLC
Asociación Mexicana de Distribuidores de Automotores, A.C.	Hutchison Ports Mexico	Refrisa Aire, S.A. de C.V.
Asphalt & Fuel Supply, LLC	Hutton Forest Products	Reliance Logistics Inc.
Asset Based Intermodal	Hyundai Glovis Mexico	Rembos, Inc.
Atlantic Container Line AB	HZPC Americas Corp.	Remcan Projects LP
Atlas Oil Company	IAT International Inc.	Resirene
Aurora Wood Pellets Ltd	Idemitsu Apollo Corporation	Respresentaciones Lozoya, S.A. de C.V.
Auto Lineas America, S.A. de C.V	IM Steel, Inc	Retail Logistics Canada
Autokam Motors, S.A. de C.V.	Impulsora Industrial SM Logistics	Rio Tinto Aluminum
Autokam Regiomontana, S.A. de C.V.	Impulsora Tlaxcalteca de Industrias, S.A. de C.V.	RIOLIM S.A de C.V.
Automores Cumbres S.A. de C.V.	INCA Corporation	Ritchie Smith Feeds, Inc.
Automóviles Tecnológico, S.A. de C.V.	Indorama Ventures Polymers Mexico, S. de R.L. de C.V.	Rivero Linda Vista S.A. de C.V.
Autopolis Premium, S.A. de C.V.	Industria Nacional de Autopartes, AC (INA)	RM Logistic
Autotransportes El Bisonte, S.A. de C.V.	Industria Renovadora de Llantas Victoria, S.A. de C.V.	Robledo Constructora S.A. de C.V.
AV Cargo LLC Freight Forwarders Warehousing	Inge Instalaciones, S.A. de C.V.	Rockwool Inc.
Avatar Corporation	Ingenieria Ambiental Aquaterra S.A. de C.V.	Rocla Concrete Tie, Inc.
Azcon, Inc.	Ingeniería y Biodiversidad S.A. de C.V.	Rocore
Azinsa Logistics S.A. de C.V.	Innovative Ag Services	Rodamientos y Accesorios S.A de C.V.
Bailly’s Transload	Innovative Transport Solutions (ITS)	Roland J. Robert Distributor, Inc.
BarretteWood	Instalaciones Elemsa S.C. de R.L. de C.V.	Romo Tobias Construcciones, S.A. de C.V.
Barry Callebaut LLC	Inter Bentley, Inc.	Ronsco Inc.
Bartlett	Intermobil	Roslin Enterprises

Battle River Railway	Internacional de Fibras y Equipos S.A. de C.V.	Royal Canin Mexico S.A de C.V
BCI Bulkhaul Carriers Inc.	International Suppliers and Contractors Inc.	Rvv de San Luis S.A. de C.V.
Bebidas Purificadas de Uruapan S.A. de C.V.	IPL Plastics Inc.	Rycroft Reload
Belle Pulses Ltd.	Iron Horse Energy Services	Rydex Freight Systems
Beverage World Inc.	Iron Road Software & Simulation	Sabisu Telecomunicaciones S. de R.L. de C.V.
BeyondTalent	ISAAC Instruments Inc.	Sabretooth Global Logistics
Big Sky Rail Corp.	ITONICS GmbH	Salud Ocupacional Ramazinni
Blue Sky Agrisource	J.W. Westcott Company	Santa Fe Hacienda Furniture, S. de R.L. de C.V.
Bluewater Regional Networks Inc. (BRNi)	Jackson International, Inc.	Sartigan Railway
Bobby Baker Construction LLC	JaKay Signaling Inc.	Savino del Bene Mexico S.A. de C.V.
Bois d’Oeuvre Beaudoin Gauthier Inc.	Jalamaar del Centro S.A. de C.V.	Sayona Quebec Inc.
Bois d’Oeuvre Cedrico Inc.	Jasztex Fibers Inc.	Sea-Sky Shipping (North America) Company Ltd.
Boots Factory, S.A. de C.V.	JCMB Technology	Secure Energy Services Inc.
Bornhorst Seeds Ltd.	JDS Energy & Mining Inc.	Sega Carriers
Brandt Dealer Support, LLC	JDTM Servicios S.A. de C.V.	Serafina Energy Ltd.
Brenntag Canada Inc.	Jefferson Energy Companies Terminal	Services Nolitrex Inc.
Brenntag Mid-South, Inc.	Jefo Nutrition Inc.	Servicios de Autotransporte Mexicano
BridgePoint Logistics	JEI, Inc.	Servicios de Seguridad Privada y Limpieza Del Noreste
Briercrest Grain Limited	Jeronimo Alvarado Construcciones y Montajes, S.A. de C.V.	Servicios Ferroviarios de Norteamérica (SFNA)
Bright Wood	Jerseyville Economic Development Council	Servicios Integrales de Capacitación y Administración de Salud en el Trabajo S.C .
BSD Enterprise Group S.A de C.V.	Jhams Uniformes S.A. de C.V.	Servicios Intersec S.A. de C.V.
Buckeye Mountain	JL Energy Corp.	Sharp Base Cold Storage
Buho Tech Services S.A. de C.V.	JNL Industrial Supply Ltd.	Side Group Rail
Building Products of Canada Corp.	Johnvince Foods-Planters Canada	Silicas Potosí
Bulk Plus Logistics	JOLAM Construccion y Diseno S.A. de C.V.	Simpolo Tile & Stone International Corp.
Bureau Veritas Commodities and Trade, Inc.	Jones Lang LaSalle Real Estate Services, Inc.	Simpson Seeds Inc
C-TAI Energy Corp.	JRB Strategic Consulting	Sky Eye Measurement Inc.
C. Keay Investments Ltd.	K-Libra	Skye View Farms Ltd
C. Reiss Company, LLC	Kahn Steel Company	Sleeman Breweries
C2FO	Kansas City Railcar Service, Inc.	SM Line Corporation
CAAFF Consultoría Forestal S. de R.L. de C.V.	KBB Transport Ltd.	Snyder Equipment

Calfrac Well Services Ltd.	KBest Technologies de Mexico S.A. de C.V.	Softtek
Camino Real Monterrey	Key Capital, S.A.P.I. de C.V.	Solidaduras y Superaleaciones, S.A. de C.V.
Canad Inns	Keystone Shipping Co.	Solin & Equipos, S.A. de C.V.
Canada Malting Co. Limited	KG Johnson (USA), Co.	Solucion e Ingenio S.A. de C.V.
Canadian Chamber of Commerce in Monterrey, Mexico	Kletke Hay & Straw	Soluciones en Ingenieria y Manufactura S.A. de C.V.
Canadian International Freight Forwarders Association (CIFFA)	Koppers	Soluciones Inegrales en Proteccion Personal, S.A de C.V. (SIPPSA)
Canatal Industries, Inc.	Krech Ojard & Associates, Inc.	Soluciones RGR S.A. de C.V.
Caneda Transport Ltd.	Kronos Canada Inc.	Solugaz Inc.
Canepta Enterprises LTD	Krusinski Construction Company	Solumet Metal & Powder Inc.
Canuck Energy lnc.	La Société du Chemin de Fer de la Gaspésie (SCFG)	Sonav, S.A. de C.V.
Canworld Foods Group Ltd.	Lake Drive Logistics	Soporte Logistico en Distribucion S.A. de C.V.
Capital Oil, Inc.	Lambton Diesel Specialists	Soprema Inc.
Capital Transport, Inc.	Lancer Transport and Logistics	Source Energy Services
Car One Gonzalitos S.A. de C.V.	Lascasiana, S.A de C.V.	Southeastern Timber Products
Cargo County	Last Mountain Railway	Southern Rock Energy Partners, LLC
Carnival International Trading Ltd.	LC Logistics GPS	Standard Distribution Co.
Cartones Ponderosa, S.A. de C.V.	Lee & Associates of Illinois, LLC	Stealth Monitoring
Cascadia Metals Canada	Lee-Potter S.E.N.C	Steam Whistle Brewing
Cat Bottoms Fuel Supply Incorporated	Legnochem	Stella-Jones Corporation
CBS Maintenance Ltd.	Les Fermes Michel Riendeau	Stepan Company
CEMEX S.A.B.	Les Systemes ADEX	Sterling Site Access Solutions, LLC
Ceres Terminal Holdings (CTH)	Lewis Bolt & Company	STIMSA Corporativo S.A. de C.V.
CFT Corporation	LGP Energy Inc.	Strato, Inc.
Chancery Clerk Larry Swales, Rankin County, Mississippi	Lilee Systems	StyroChem Canada Ltee.
Chemours Company Mexicana, S. de R.L. de C.V.	Linear Grain Inc.	Sugar Services, LLC
CHN Hotels by Wyndham	Lion Electric	Suit-Kote Corporation
CIT Rail	Livingston Transportation Inc.	Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)
City Development Corporation of El Campo Texas	LMD Forensic Accountants Inc.	Sumitomo Canada Ltd
Classic American Hardwoods, Inc.	Locomotoras San Luis, S.A. de C.V.	Summit Plastics, Inc.
Classic Freight Transport	Logibel	SunCoke Energy
Clean Service S.A. de C.V.	Logic Inc.	Sunrise Metals Inc.
CLN Industries International Inc.	Logistec Stevedoring Inc.	Superior Fuel
CloudOps Inc.	Logistic Dynamics, LLC	Superior Silica Sands

Coalspur Mines (Operations) Ltd.	Logistica Ferroviaria Villa de Reyes S.A. de C.V.	SureSource Commodities LLC.
Coca-Cola Canada Bottling Ltd	Logistica Perla Negra S.A. de C.V.	Surplus Furniture and Mattress Warehouse
Colliers Macaulay Nicolls Inc	Lone Star Specialties, LLC	Sutidora Industrial
ComAgro inc.	Loram Maintenance of Way, Inc.	Symrise, S. de R. L. de C.V.
Comercial Cidamsa, S.A. de C.V.	Louis Padnos Iron and Metal Company	Tania Guadalupe Ovalle Villarel
Comercial Essex S.A. de C.V.	Louisiana Sugar Refining, LLC	Taves Management Inc.
Comercial Ordizia S.A. de C.V.	Lowfreightrate.ca LTD	TCS 365, LLC
Comercializadora Rivela S.A. de C.V.	Lumietri de México, S.A. de C.V.	Technology Group Solutions
Comerstec S.A. de C.V.	M Corr and Associates	Telecomunicaciones JR, S.A. de C.V.
Commercializadora Toscal S.A. de C.V.	M&J Total Transport and Rigging Inc.	Telecon Inc.
Communications Transcript	Madawaska Victoria Industrial Park	TESSCO Technologies Inc.
Complex Chemical Co., Inc.	Magotteaux Ltee.	Texel Technical Materials Inc
Computer Connection of CNY, Inc.	Manitoulin Global Fowarding	TFI International Inc.
Connectronics	Manitoulin Transport Inc.	The Alliance (Corinth, Mississippi)
Consejo Mexicano de Comercio Exterior del Noreste (Mexican Foreign Trade Counci Northeast Region)	Mantenimiento y Equipo de lnyeccion Diesel	The Aloft Group, LLC
Constellation Brands	Mapei Inc.	The Andersons Inc.
Construccion e Instalaciones Tecnica de Monterrey S.A. de C.V.	Maple Leaf Foods	The April Group (Verco International, April Super Flo and Teklub Canada)
Construcciones y Edificaciones Garza Elias S.A. de C.V.	MapleLeaf Distribution Services	The Chemours Company
Construcciones y maquinaria SEF	Maquinados de Piezas Especiales Saga S.A. de C.V.	The Greenbrier Companies, Inc.
Construcciones y Redes Ferrovioarias Nazareth S.A. de C.V.	Maria Arcadia Lugo Mendez	The Honorable Jack Bergman, United States House of Representatives
Construction Supply	Maritime World Logistics Inc.	The Honorable Jeff Duncan, United States House of Representatives
Constructora Carlos, S.A. de C.V.	Maritime-Ontario Freight Lines Limited	The Honorable Jerry Carl, United States House of Representatives
Constructora QUID S.A. de C.V.	Marshtel S.A. de C.V.	The Honorable Joe Wilson, United States House of Representatives
Constructora y Ferroviara, S.A. de C.V.	Marten Transport Ltd	The Honorable John Bel Edwards, Governor of Louisiana
Constructoria, S.A. de C.V.	Martin Product Sales	The Honorable Steve Cohen, United States House of Representatives
Consultoría Especializada en Impacto Ambiental, S. A. de C. V.	Matagami Transload	The Mercury Group
Contour Logistiscs	Materias Primas Dyasa, S.A. de C.V.	The Straw Boss
Convar Tec S.A. de C.V.	Matériaux Spécialés Louiseville Inc.	Thomas, Large & Singer Inc. (TLS)
Corbin Project, LLC (Subsidiary of Arq, LLC)	Mayor Doug Jones, Town of Oyen, Alabama	Thomson Terminals Limited

Corporativo Grupo Vida International	Mayor Jim Strickland, City of Memphis, Tennessee	Tidewater Midstream and Infrastructure Ltd.
Cosco Shipping Lines (North America) Inc.	Mayor Joseph Roudez III, Village of University Park, Illinois	Tideworks Technology
Cosco Shipping Logistics (North America) Inc.	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	Timberstone Distribution Ltd.
Coseta S.A. de C.V.	McCain Foods	Tolmaz Serviciois Integrales
Creekside Transport	McCain México, S.A. de C.V.	Toplift North America
CST Canada Coal Limited	Mediterranean Shipping Company (Canada) Inc.	Topografia Aguiñaga
Curricanes Outdoors, S.A. de C.V.	Mediterranean Shipping Company USA Inc.	Toronto Transportation Club
Cushman & Wakefield Edmonton	MEDLOG CANADA INC.	Total Grain Marketing, LLC
Custom Packaging Company, Inc.	Mercado de Arena Silicas, S.A. de C.V.	Track Speq, S.A. de C.V.
CW&W Contractors, Inc.	Merex Diesel Power Partes Internacionales, S.A. de C.V.	Tracsa S.A.P.I. de C.V.
Cyclonaire	Messenger Freight Systems	Transand Inc.
Dairy Fountain Inc./Fountain Food and Beverages Ltd.	Meter, Inc.	Transbordement St. Hyacinthe
Dakeryn Industries Ltd.	Metro East Industries Inc.	TransEnergy Services Ltd.
DALKO Resources, Inc.	Mexican Association of Industrial Parks (AMPIP)	Transgroup Global Logistics
DeAcero S.A.P.I de C.V.	Mexicana Automotriz S.A. de C.V.	Transmodal S.C.
Dean Marine and Excavating Inc.	Michaud Petroleum Inc.	Transnet, Inc.
DeerGarden Resources Ltd.	Mid America Car, Inc.	Transportes y Acarreos Modernos S.A. de C.V.
Desarrollo de Materiales Personalizados, S.A. de C.V.	Mid Canada Transload Services Ltd.	Transportes y Servicios Ambientales Ara S.A.de C.V.
Desarrollo Integral Eléctrico Industrial, S.A. de C.V.	Midatlantic Minerals Inc.	Transrail FN 27 Inc.
Destroyer Industrial	Midstream Texas Operating LLC	Traxxside Logistics Inc.
Deteccion de Fuego y Plagas Ortiver S.A. de C.V.	Midwest Energy & Communications	TRC
Detroit Bulk Storage, Inc.	Mile End Logistics	TrinityRail
DG Global West Inc.	Miller Ingenuity	Triumph Express Service Canada Inc.
Dicex International Inc.	Mississippi Export Railroad Company (MSE)	TSIM Internacional S.A. de C.V.
Dicex Logistics S.A. de C.V.	MobilEx Terminal Ltd.	TSO-NGE Mexico S.A. de C.V.
Direccion de Obras y Proyectos Xquadra, S.A. de C.V.	Modauto Motors S.A. de C.V. (Hyundai)	Tuberías, Accesorios y Recubrimientos, S.A. de C.V.
Directright Cartage	Modular Fabrication Inc.	TullTrans Global Logistics Inc.
Distribuidora de Combustibles Mexicanos (DICOMEX)	Mont Eagle Mills, Inc.	Twin Rivers Paper Company LLC

Distribuidora de Diesel Rio Panuco, S.A. de C.V.	Montship Inc.	U.S. Oil
Distribuidora de Filtros FYR S.A. de C.V.	Motive Glazing Products Inc.	UFP Transportation, Inc.
Divine & David Inc.	MovlT Solutions Group, S.A. de C.V.	Unifor National Council 4000
Dominion Nickel Alloys Ltd.	MQM Quality Manufacturing Ltd.	United States Steel Corporation
Dos Diseno S.A. de C.V.	Mundo Hidraulico Ferreteria S.A. de C.V.	United Steel and Fasteners, Inc.
DPS Technologies, Inc.	Napuck Salvage of Waupaca, LLC	United Steelworkers Local 2004
Durmientes y Postes Utilirail S.A. de C.V.	NASCENT Technology LLC	United World Transportation
E Environmental, Inc.	Nashville Generic Product (Export) Inc.	Universal Rail Systems Inc.
E3 Environmental	National Carbon Technologies LLC	Urbanmine Inc.
East Camden & Highland Railroad	National Forest Products Ltd.	Useagility
East Mississippi Business Development Corporation	National Maintenance & Repair, Inc.	V3 Companies
Eastman Kodak	National Silicates	Valor Motriz S. de R.L. de C.V.
Eco & Lube	Navkin Transport Ltd.	Veladoras Místicas, S. de R.L. MI
Eco-Ferroviaire	NCIF USA Corp	Veolia North America
Ecocel Express S.A. de C.V.	New Orleans Terminal, LLC	Verplank Dock Co.
Edgar Efrain Cordova Castro	New World Fuel, S.A. de C.V.	Versant Supply Chain, Inc
Edwin Bohr Electronics	New World Global, LLC	Via y Cimentaciones Xalostoc S.A. de C.V.
Efecto Directo S.A. de C.V.	New York Air Brake LLC	Viafield
Effingham Railroad Company	NGS Logistics Mexico, LLC	Vicenza Energy
EHS Labs de Mexico S.A. de CV.	NorClay Manufacturing	Villarreal Express S.A. de C.V.
EINSA Polyurethane Elastomors S.A. de C.V.	Norman Krieger Inc.	Vilt Construcciones S.A. de CV.
Elite Comunicaciones	North Thompson Rail Terminals	Vintelligent, Inc.
Emerson Milling Inc.	Northway Bulk Fuel	VIP Rail ULC
Energeticos Centrifugados del Norte, S.A. de C.V.	Nortrak-Damy Cambios de Vía S.A.P.I. de C.V.	VISE S.A. de C.V.
Energía Eléctrica Global S.A. de C.V.	Nova Grain Inc.	Voss Engineering Inc
Energia Hidraulica S. de R.L. de C.V.	NOVIPRO Inc.	VPC Group Inc.
Enlaceforte S.A. de C.V.	Novum Energy Trading Inc.	Vulcafrio S.A. de C.V.
Enrique Alberto Esquivel Haaz	Novum Mexico Trading S. de R.L de C.V.	W. Robins Consulting Ltd. (WRC Freight Services)
Esbelta Edificación Industrial S.A. de C.V.	Nuvision Commodities Inc.	W. T. Byler Co., Inc.
Essex Hybrid Seed Company	Nylco Mexicana, S.A. de C.V.	Wabtec Mexico Corporation
Essity Higiene y Salud Mexico S.A. de C.V.	O&C Consultores Independientes	Walters Group
Essity North America	Ocean Network Express (ONE)	Warner Petroleum
Estco, Inc.	OCR Canada	Wellington
Etimine USA Inc.	OEC Group	Westaqua Commodity Group Ltd.

Expor San Antonio S.A. de C.V.	Oleum Energy Solutions, LLC	Western Canada Express
Extracciones Basalticas S.A. de C.V.	Omega Industries, Inc	Willowbrook Nurseries Inc.
Fast Dolphin, Inc.	One Mali, S.A. de C.V.	Windsor Transload Limited
Ferropolymers S.A. de C.V.	Optimodal, Inc.	Wirco Incorporated
Ferroservicios S.A. de C.V.	Optimus Electrolineas S.A. de C.V.	Wolverine Terminals ULC
Ferrovias Apodaca	Origin Floors	Woolworth Trading, S.A. de C.V.
Fine Choice Foods LTD	Overseas Orient Container Lines (OOCL)	XPT Grain Inc.
First Cooperative Association	Overture Promotions	Zebra Technologies
Flowsis S.A.P.I. de C.V.	Pacific Rail Services, LLC	Zehr Transport Ltd.
	Pacific Traverse Energy	Zhongkang International Reading Ltd.
ZIM Integrated Shipping Services (Canada) Co. Ltd.
ZIN Logistics

Supporters of the CN-KCS Combination

As of June 17, 2021, 1,229 companies and organizations have provided letters of support for the CN-KCS merger.

Customers	Supply Chain Partners	Suppliers
5911 Trans Ltd.	9173-5555 QC Inc.	3 Forwarding Inc.
A-Line Iron & Metals, Inc.	9344-6672 QC Inc.	4Refuel
ABC Cork Co.	Accel Logistics	Ab Ovo North America, Inc. (Ab Ovo)
ABC Recycling	Active Warehousing Inc.	Acceso Automotriz, S.A. de C.V.
Acculogix Distribution Services	Agencia Aduanera de America en Laredo, S.C.	Acklands-Grainger Inc.
Accuristix	Alabama Export Railroad, Inc. (ALE)	Actelis Networks
ACE Ethanol, LLC	Alberta Midland Railway Terminal Ltd. (AMRT)	AGS Solutions, Inc.
Aceites Especiales TH, S.A. de C.V.	ALFER GROUP	Aheer Transportation Ltd.
Adeptus USA, Inc.	Almacenadora Afirme, S.A. de C.V.	Alben Suministros S.A. de C.V.
Advantage Petroleum Inc. (API)	Alpenglow Rail	Albero Corporación, S.A.
Advantage Solutions	Amix Marine Services Ltd.	Alexa Marian Rodriguez Moreno
Aeropres Corporation	APM Terminals Lázaro Cárdenas	Alithya
AF Cargas y Descargas S.A. de C.V.	APM Terminals Mobile LLC	Alliance Wheel Services LLC
Agri Trading Corp	Arrimage Ideal	Alonso Comunicaciones
Agricultural Products Extension LLC (APEX)	Arrowhead Intermodal Services, LLC	Alstom Signaling Operation, LLC
Agridyne, LLC	Autotransportes El Bisonte, S.A. de C.V.	American Refining Group, Inc.
Agro Meat Inc	AV Cargo LLC Freight Forwarders Warehousing	AmSpec de México
Agrocorp Processing Limited	Bailly’s Transload	Amsted Rail Company, Inc.
AGT Foods	Battle River Railway	Ana Gricelda Muñoz Parra
AIR TRANS FORWARDING	BCI Bulkhaul Carriers Inc.	Ana Patricia Huertas de la Riva
AJC International Inc.	Belledune Port Authority	AOC Integrated Services
Al-Shamas Food Products	Big Sky Rail Corp.s	Arguindegui Oil Company
Alerio Marketing Inc.	Bulk Plus Logistics	Ariza de Mexico S.A. de C.V.
Aliments Lucyporc	Burlington Junction Railway	Asfaltos Asfacer S.A. de C.V.
All Royal Tire Inc.	C. Reiss Company, LLC	Asfaltos y Terracerias de Rioverde, S.A. de C.V.
Alliance Energy	Canadian Courier Ltd.	Asia Motors S.A. de C.V.
Allied Maritime Services Inc.	Cando Rail & Terminals Ltd. (Short Line Operator)	Asignet Technology DNA
Alpha Chemical Limited	Cando Rail & Terminals Ltd. (Terminals)	Asphalt & Fuel Supply, LLC
Altex Energy Ltd.	CBRE Limited	Atlas Oil Company
Amar Transport Inc.	Charles City Rail Terminal, LLC	Autokam Motors, S.A. de C.V.
Angelo’s Garden Centre	Construcciones y maquinaria SEF	Autokam Regiomontana, S.A. de C.V.
ANJI Logistics USA Inc.	Crescita Management Group, Inc.	Automores Cumbres S.A. de C.V.
APC Engineering SA de CV	Dennis Porter Trucking Ltd.	Automóviles Tecnológico, S.A. de C.V.
APEX (Agricultural Products Extension LLC)	DICEX INTERNATIONAL INC.	Autopolis Premium, S.A. de C.V.
APPS Transport Group	DICEX LOGISTICA S.A. de C.V.	Azinsa Logistics S.A. de C.V.
AquaPower Chemicals Inc.	DICEX, S.A. de C.V.	Battlefield Equipment Rentals
Armour Transportation Systems	Doyle’s Transport Ltd.	Bebidas Purificadas de Uruapan S.A. de C.V.
Armstrong Milling Co. Ltd.	DP World-Americas	BeyondTalent
Asset Based Intermodal	East Camden & Highland Railroad	Bluewater Regional Networks Inc. (BRNi)
Atlantic Container Line	Effingham Railroad Company	Bobby Baker Construction LLC
Aurora Wood Pellets Ltd	Ferropolymers S.A. de C.V.	Boots Factory, S.A. de C.V.
Auto Lineas America, S.A. de C.V	FR Terminales S.A. de C.V.	BSD Enterprise Group S.A de C.V.
Avatar Corporation	G2 Logix	Buho Tech Services S.A. de C.V.
AXSUN	Gaelic Tugboat Company	Bulk Equipment Corp.
Azelis Canada Inc	GCT Global Container Terminals Inc.	Bureau Veritas Commodities and Trade, Inc.

Badger Mining Corporation	Genesis Supply Chain Services LTD	C-MAC Services Ltd.
BarretteWood	GIO Railways	C-TAI Energy Corp.
Barry Callebaut LLC	Goodrich Terminal Ltd.	C. Keay Investments Ltd.
Bartlett	GP Reload Ltd.	C2FO
Bassett & Walker International, Inc.	Grandmother’s Bake Shoppe	CAAFF Consultoría Forestal S. de R.L. de C.V.
BCI Bulkhaul Carriers Inc.	Great Lakes Central Railroad	Calmont Group
Belle Pulses Ltd.	Hamilton Container Terminal	Camino Real Monterrey
Bellemare Heavy Haul and Rigging	Heritage Marine	Cana-Bec Division 9147-8750
Beverage World Inc.	Holt Logistics Corp.	Canad Inns
Blue Sky Agrisource	Howard Energy Partners	Canadian Rail Equipment Works & Services Inc.
Bois d’Oeuvre Beaudoin Gauthier Inc.	Hunt Refrigeration (Canada) Inc.	Canal Geomatics Inc.
Border City USA	Hutchison Port Holdings	Cando Rail & Terminals Ltd.
Boreal Bioenergy Corporation	Hutchison Ports Mexico	Canorie Capital Advisors Corp.
Boscus/Arbec Bois d’Oeuvres Inc.	Indiana Business Railroad	Capital Oil, Inc.
Brandt Dealer Support, LLC	Intermobil Terminal	Capital Transport, Inc.
Brenntag Mid-South, Inc.	J.W. Westcott Company	Car One Gonzalitos S.A. de C.V.
BridgePoint Logistics	JTML Transport Inc.	Cariboo Central Railroad Contracting Ltd.
Bridgestone Canada, Inc.	Keystone Shipping Co.	CBS Maintenance Ltd.
Bright Wood	Kleysen Group Ltd.	CDAO Services
Buckeye Mountain	La Société du Chemin de Fer de la Gaspésie (SCFG)	Central Transport Refrigeration (Man.) Ltd.
Building Products of Canada Corp.	Lake Drive Logistics	CHN Hotels by Wyndham
C-TAI Energy Corp.	Lake State Railway Company (LSRC)	CIT Rail
C. Keay Investments Ltd.	Lancer Transport & Logistics	Clean Service S.A. de C.V.
C. Reiss Company, LLC	Last Mountain Railway	CloudOps Inc.
Cabot Corporation	LC Logistics GPS	Coco Group
Caldic Canada Inc.	Linear Logistics	Cofomo
Calfrac Well Services Ltd.	Livingston Transportation Inc.	Colliers Macaulay Nicolls Inc.
Calgary Metal Recycling Inc.	Logistec Stevedoring Inc.	Comercial Cidamsa, S.A. de C.V.
Canada Golden Fortune Potash	Logistica Ferroviaria Villa de Reyes S.A. de C.V.	Comercial Essex S.A. de C.V.
Canada Matling Co. Limited	Loyal Express Logistics	Comercial Ordizia S.A. de C.V.
Canada Synergy Services Corporation	M Corr and Associates	Comercializadora Rivela S.A. de C.V.
Canam Bridges Canada Inc.	Madawasaka Victoria Industrial Park	Comerstec S.A. de C.V.
Caneda Transport Ltd.	MapleLeaf Distribution Services	Communications Transcript
Canepta Enterprises LTD	Maritime Shunting Services Inc.	Compliance Solutions Inc.
Canuck Energy lnc.	Matagami Transload	Computer Connection of CNY, Inc.
Canworld Foods Group Ltd.	MCL McGill Carriers Ltd.	Connectronics
Capital Paper Recycling Ltd	Midstream Texas Operating LLC	Construccion e Instalaciones Tecnica de Monterrey S.A. de C.V.
Cargo County	Mineral Range Inc.	Construcciones y Edificaciones Garza Elias S.A. de C.V.
Carnival International Trading Ltd.	Mississippi Export Railroad Company (MSE)	Construcciones y Redes Ferrovioarias Nazareth S.A. de C.V.
Cartones Ponderosa, S.A. de C.V.	Montreal Gateway Terminals Partnership	Constructora Carlos, S.A. de C.V.
Cascadia Metals Canada	Montreal Port Authority	Constructora QUID S.A. de C.V.
CDB-Tek Services Inc.	NASCENT Technology LLC	Constructora y Ferroviara, S.A. de C.V.
CDS Transportation Services Ltd	New Orleans Terminal, LLC	Constructoria, S.A. de C.V.
CEMEX S.A.B.	Novaporte Limited Partnership	Consultants F. Drapeau Inc.
Centennial Gas Liquids, ULC	Parsec, Inc.	Consultoría Especializada en Impacto Ambiental, S. A. de C. V.
Central Salvage Ltd.	Pextrans Container Group Inc	Convar Tec S.A. de C.V.
Chaleur Forest Products	Pickands Mather Group	Conveyor Belt Service, Inc.
Chemours Company Mexicana, S. de R.L. de C.V.	PiVAL International	Corbin Project, LLC (Subsidiary of Arq, LLC)
Chemtrade Logistics Inc.	Port of Saguenay	Cordstrap Inc
Classic Freight Transport	Priam Logistics Inc.	Coseta S.A. de C.V.
CLN Industries International Inc.	Prince Rupert Port Authority	Croway
CMA CGM LLC	PSA Halifax	Cushman & Wakefield Edmonton
CO-OP Service, Inc.	QSL America Inc.	Custom Packaging Company, Inc.

Coalspur Mines (Operations) Ltd.	Quickload Logistics	CW&W Contractors, Inc.
Coca-Cola Canada Bottling Ltd	Rail Logix	Cyclonaire
ColdFront	Ray-Mont Logistics	DALKO Resources, Inc.
Commercial Roll Formed Products Ltd.	Ridley Terminals Ltd.	Dalpos Enterprise Solutions Group
Commercializadora Toscal S.A. de C.V.	Ronsco Inc.	Dassault Systemes Americas Corp. (DSAC)
Complex Chemical Co., Inc.	Rycroft Reload	Day 2 Mobility Ltd.
Conagra Brands	S&S Transport	Dean Marine and Excavating Inc.
Constellation Brands	Safety Plus	DEKRA Services, Inc.
Construction Supply	Sartigan Railway	Dell Technologies
Contour Energy	Sega Carriers	Desarrollo de Materiales Personalizados, S.A. de C.V.
Corporativo Grupo Vida International	Services Nolitrex Inc.	Desarrollo Integral Eléctrico Industrial, S.A. de C.V.
Cosco Shipping Lines (North America) Inc.	Side Group Rail	Destroyer Industrial
Cosco Shipping Logistics (North America) Inc.	SOPOR Societe du port ferroviaire de Baie-Comeau	Deteccion de Fuego y Plagas Ortiver S.A. de C.V.
Cratex Industrial Packing Ltd.	Soporte Logistico en Distribucion S.A. de C.V.	Direccion de Obras y Proyectos Xquadra, S.A. de C.V.
CST Canada Coal Limited	Southern Rails Cooperative Ltd.	Distribuidora de Combustibles Mexicanos (DICOMEX)
Curt H. Warfel	Standard Distribution Co.	Distribuidora de Diesel Rio Panuco, S.A. de C.V.
Dairy Fountain Inc./Fountain Food and Beverages Ltd.	STIMSA Corporativo S.A. de C.V.	Distribuidora de Filtros FYR S.A. de C.V.
Dakeryn Industries Ltd.	Stupp Bros., Inc.	Dos Diseno S.A. de C.V.
Dakkokta Integrated Systems, LLC	Superior Computer Products Inc.	DPS Technologies, Inc.
David Kirsch Forwarders Ltd	TCS 365, LLC	Duos Technologies Group, Inc.
DB GRANITE INC.	The Mercury Group	Durmientes y Postes Utilirail S.A. de C.V.
DeAcero S.A.P.I de C.V.	Torq Energy Logistics Ltd	E Environmental, Inc.
Dean Marine and Excavating Inc.	Trans Globe Logistics Inc.	E3 Environmental
DeerGarden Resources Ltd.	Transgroup Global Logistics	Eastman Kodak
Detroit Bulk Storage, Inc.	Transport Flatliner Inc.	Eco & Lube
DFK Enterprise, Inc.	TRANSPORTES CHUVIALCO, S.A. de C.V.	Ecocel Express S.A. de C.V.
DG Global West Inc.	Transrail FN 27 Inc.	Edgar Efrain Cordova Castro
Directright Cartage	Traxxside Logistics Inc.	Edwin Bohr Electronics
Distribution Upton Inc.	TSIM Internacional S.A. de C.V.	Efecto Directo S.A. de C.V.
Divine & David Inc.	UFP Transportation, Inc.	EHS Labs de Mexico S.A. de CV.
Dominion Nickel Alloys Ltd.	Union City Terminal Railroad	EINSA Polyurethane Elastomors S.A. de C.V.
Dubo International Logistics Inc.	Verplank Dock Co.	Elite Comunicaciones
DVL Logistics	VIP Rail ULC	Energeticos Centrifugados del Norte, S.A. de C.V.
Dyno Nobel Inc.	W. MacDonald Backhoe & Trucking Co. Ltd.	Energía Eléctrica Global S.A. de C.V.
East & West Transportation	Watco Railroads	Energia Hidraulica S. de R.L. de C.V.
Eastman Kodak	Waterloo Central Railway	Enlaceforte S.A. de C.V.
ED&F Man Liquid Products LLC	Willow Glen Terminal	Enrique Alberto Esquivel Haaz
Edmonton Exchanger Group of Companies	Wilson Manufacturing and Design, Inc.	Esbelta Edificación Industrial S.A. de C.V.
Effingham Equity	Windsor Transload Limited	Estco, Inc.
Elemental Developments Inc.	Wisconsin Great Northern Railroad	Evolution Powersports
Emerson Milling Inc.	Wolverine Terminals ULC	Extracciones Basalticas S.A. de C.V.
Entreposage Bourret lnc.	ZIN Logistics	Fast Dolphin, Inc.
Erie Meat Products Ltd.		Ferrovias Apodaca
Essex Hybrid Seed Company	Industry Associations and Chambers of Commerce	Fincantieri Bay Shipbuilding
Essity Higiene y Salud Mexico S.A. de C.V.	Alberta’s Industrial Heartland Association	Flowsis S.A.P.I. de C.V.

Essity North America	Arkansas State Chamber-Associated Industries of Arkansas	FoClan de Mexico
ETG Commodities Inc.	Asociacion de Agentes Aduanales del Puerto de Veracruz	Forestal Sierra Madre, S.A. de C.V.
Etimine USA Inc.	Asociación de Industriales del Estado de Michoacán A.C.	Fort Garry Industries
European Deli Market & Produce	Asociación Mexicana de Agentes Navieros, A.C.	Fremantle Trailer Repairs Ltd.
Evergreen Shipping Agency (America) Corp.	Assumption Cooperative Grain Co.	Fuerza Grafica del Norte S.A. de C.V.
Expor San Antonio S.A. de C.V.	Brampton Board of Trade (BBOT)	FX Innovation
Express System Intermodal, Inc.	Butler County Board of Commissioners	G4S Canada
Farmers Grain Co of Dorans	Camrose & District Chamber of Commerce	Gaelic Tugboat Company
Ferroservicios S.A. de C.V.	Canada Pork, Canadian Meat Council and the Canadian Pork Council	Gateway Trailer Repairs Ltd.
Ferrous Processing & Trading Co.	Canadian American Business Council (CABC)	GCG Construccion Mantemiento y Tecnologia S.A. de C.V.
Fine Choice Foods LTD	Canadian Chamber of Commerce in Monterrey, Mexico	GES Construcciones de México
Finmac Lumber Ltd.	Canadian Management Centre	Gian Multiservicios S.A. de C.V.
First Cooperative Association	Canadian Manufacturers & Exporters (CME)	Granite Telecommunications
FQ Intermodal S.A. de C.V.	Charles City, Iowa Area Development Corporation	Grapevine Designs
Freightera Logistics Inc.	CIFFA Canadian International Freight Forwarders Association	Great Lakes Electrical
Frontier Bag, Inc.	City Development Corporation of El Campo Texas	Gross & Janes Company
Frontier Cargo Service S.A. de C.V.	Conseil du Patronat du Quebec (CPQ)	Groupe St-Henri (GSH)
G3 Canada Limited	Consejo Mexicano de Comercio Exterior del Noreste (Mexican Foreign Trade Counci Northeast Region)	Grupo Constructor Peasa S.A. de C.V.
GAF	East Mississippi Business Development Corporation	Grupo de Comunicacion Digital, S.A. de C.V.
Galaxy Lithium Canada Inc.	Fédération des Chambres de Commerce du Quebec (FFCQ)	Grupo de Consultoria en Serguridad y Medio Ambiente, SC
GESCO Group of Companies	Food, Health and Consumer Products of Canada	Grupo Deintec
Global Food and Ingredients Inc.	Golden Triangle Development LINK	Grupo Ferretero Valmar S.A. de C.V.
Globco International Inc	Greater Memphis Chamber	Grupo Itrac Logistics S.A. de C.V.
Go Expedited	Greater Saskatoon Chamber of Commerce	Grupo Posadas
Good Food for Good Inc.	Hamilton Chamber of Commerce	Grupo Semty
Goodrich Terminal Ltd.	Illinois Manufacturers’ Association	Grupo Servitexatl S.A. de C.V.
Gordon Food Service	Jerseyville Economic Development Council	Hallcon Corporation
GPR Logistics Park	Kamloops Chamber of Commerce	Haltek
GrainsConnect Canada Operations Inc.	Kitsumkalum Economic Development Group	Hamamatsu Automotor del Norte, S.A. de C.V. (Suzuki)
Grand Falls Agromart Ltd.	Lincoln County Economic Development Corp.	Handy at Heights Construction Inc.
Grande Cheese Company Limited	Lloydminster Chamber of Commerce	Hanson Professional Services Inc.
Green Bay Packaging, Inc.	Manitoba Chambers of Commerce (MCC)	Hayden Tower Service, Inc.
Greenfield Global	Manufacturers and Exporters of Quebec (MEQ)	Henrry Monsivais S.
Greenfire Acquisition Corporation	Mexican Association of Industrial Parks (AMPIP)	Herrajes Ferroviarios del Potosi, S.A. de C.V.
Grizzly Oil Sands ULC	Mississippi Forestry Association	Herzog Rail Services, Inc.
Groupe de Scieries G.D.S. Inc.	North Country Chamber of Commerce	HESCA Environmental Services LLC
Groupe Transit	Oshkosh Chamber of Commerce	HHCS Handheld USA, Inc.

Grupo CICE (Corporacion Integral de Comercio Exterior S.A. de C.V.)	Rankin First Economic Development Authority	Hodde and Hodde Land Surveyers Inc
Grupo Funsam, S.A. de C.V.	Retail Council of Canada	Holden America de Mexico
Grupo Operador Multimodal S.A. de C.V.	Saskatchewan Chamber of Commerce	Holden America IL, LLC
Grupo Perfimexa, S.A. de C.V.	Shipping Federation of Canada	Holland, L.P.
Grupo ZBC	St. Lawrence Economic Development Council (SODES)	HTEC de Mexico, S.A. de C.V. (Herzog)
Guycan Plastics Limited	The Alliance (Corinth, Mississippi)	Hublance México S.C.
Halltech Inc.	The Winnipeg Chamber of Commerce	Hyster-Yale Group (HYG)
Harris Transport Ltd.	Toronto Region Board of Trade	IAT International Inc.
HJ Baker Sulphur, LLC	Toronto Transportation Club	IDMR Solutions Inc.
Hopewell Logistics Inc.		Impulsora Industrial SM Logistics
Hudson’s Bay Company	Public and Government Officials	Impulsora Tlaxcalteca de Industrias, S.A. de C.V.
HyLife Food Windom, MN	Administracion Portuaria Integral de Lazaro Cardenas, S.A. de C.V.	INCA Corporation
HyLife Foods Canada	Administracion Portuaria Integral de Veracruz, S.A. de C.V.	Indixio Inc.
Hyundai Glovis Mexico	Administrator-Treasurer Betty J. Novy, Village of Rochester, Wisconsin	Industria Renovadora de Llantas Victoria, S.A. de C.V.
HZPC Americas Corp.	Chancery Clerk Larry Swales, Rankin County, Mississippi	Infosat Communications LP
Idemitsu Apollo Corporation	Council President Greg Hemmis, Albion Borough, Pennsylvania	Infosys Limited
IIRX LP	Edmonton Global	Inge Instalaciones, S.A. de C.V.
IM Steel, Inc	Mayor Allen Applewhite, Town of Osyka, MS	Ingenieria Ambiental Aquaterra S.A. de C.V.
Indorama Ventures Polymers Mexico, S. de R.L. de C.V.	Mayor Brian K. Snedecor, City of Hobart, Indiana	Ingeniería y Biodiversidad S.A. de C.V.
Industria Nacional de Autopartes, AC (INA)	Mayor Darwin Nelson, Lucedale, MS	Instalaciones Elemsa S.C. de R.L. de C.V.
Industries P.F. Inc.	Mayor Doug Jones, Town of Owen, AB	Iron Road Software & Simulation
Innovative Ag Services	Mayor Eugene Pugh, Town of Halls, Tennessee	Ironhead Marine, Inc.
Insight FS	Mayor Jim Strickland, City of Memphis, Tennessee	ISAAC Instruments Inc.
Inter Bentley, Inc.	Mayor Jodi Miller, City of Freeport, IL	IT Chapter
Intermobil	Mayor Joe C. Cox, City of Brookhaven, MS	ITONICS GmbH
International Suppliers and Contractors Inc. (Intersac)	Mayor John Egofske, Village of Lemont, IL	J. J. Keller & Associates, Inc.
Interstate Asphalt Corp.	Mayor Joseph Roudez III, Village of University Park, Illinois	Jack Cooper CT Services
Iron Horse Energy Services	Mayor Lamar Tidwell, City of Ecorse, Michigan	Jackson International, Inc.
Irving Oil	Mayor Mark A. Benkhe, City of Battle Creek, Michigan	JaKay Signaling Inc.
Ivaco Rolling Mills L.P.	Mayor Matha M. Watts, Monticello, MS	Jalamaar del Centro S.A. de C.V.
Jan K. Overweel Ltd.	Mayor Mike Savage, City of Halifax, Nova Scotia, Canada	Janssen Equipment Repair
Javelin Global Commodities (UK) Ltd.	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	JCMB Technology
JDS Energy & Mining Inc.	Mayor Richard A. Hofield, Village of Homewood, IL	JDTM Servicios S.A. de C.V.
Jefferson Energy Companies Terminal	Mayor Rick Theesfeld, City of Gilman, Illinois	Jeronimo Alvarado Construcciones y Montajes, S.A. de C.V.
Jefo Nutrition Inc.	Mayor Rodney Craig, Hanover Park, IL	Jhams Uniformes S.A. de C.V.
JEI, Inc.	Mayor Ronny Walker, City of Ruston, LA	JJ Heavy Truck Graphics
JNL Industrial Supply Ltd.	Mississippi State Representative Bill Pigott, Agricultural Committee Chairman	John Hunter Company

Johnvince Foods/Planters Canada	Mississippi State Representative Charles Busby, Transportation Committee Chairman	JOLAM Construccion y Diseno S.A. de C.V.
Kahn Steel Company	Mississippi State Representative Jody Steverson	Jones Lang LaSalle Real Estate Services, Inc.
KBB Transport Ltd.	Mississippi State Representative Steve Massengill	JRB Strategic Consulting
KFI Inc.	Mississippi State Senator Chris Caughman	K-Libra
Kingsbury Elevator, Inc.	Mississippi State Senator Joey Fillingane	Kansas City Railcar Service, Inc.
Kletke Hay & Straw	Mississippi State Senator Kevin Blackwell	KBest Technologies de Mexico S.A. de C.V.
Kristom International Inc.	Mississippi State Senator Lydia Graves Chassaniol	Kebec Expert
Kruger Inc.	Mr. David A. DeTroye, City Administrator/Clerk/Treasurer of Chilton, WI	Knox Kershaw Inc.
L.N. Reynolds Co. Ltd.	Mr. Mark A. Kibby, Allen Park, MI City Administrator	Koppers Inc.
Laberge Transport	Mr. Terence E. Crawford, City Manager/City Engineer of Denison, IA	Krech Ojard & Associates, Inc.
Layfield Canada Ltd.	Pennsylvania State Representative Parke Wentling	Krusinski Construction Company
Legacy Grain Cooperative	The Honorable Danny Davis, United States House of Representatives	Kupar Enterprises Inc.
Legnochem	The Honorable Jerry Carl, United States House of Representatives	L.B. Foster
Lehigh Cement	The Honorable John Bel Edwards, Governor of Louisiana	L&T Services, LLC
Les Chantiers Chibougamau	The Honorable Steve Cohen, United States House of Representatives	Lakehead Construction Inc.
LGP Energy Inc.	Village President David R. Brady, Bedford Park, IL	Lascasiana, S.A de C.V.
Linear Grain Inc.	Village President Jack Seidl, Village of Luxemburg, Wisconsin	Lee-Potter S.E.N.C
Logibel	Village President Michael P. Collins, Plainfield, IL	Les Entreprises Ekyrail Inc.
Logistic Dynamics, LLC	Village President Paul Z. Tommazzoli, Village of Cobden, IL	Lewis Bolt & Company
Logistica Perla Negra S.A. DE C.V.	Village President Timothy O. Nugent, Village of Manteno, IL	Lilee Systems
Long & McQuade Yorkville Sound		Lion Electric
Louis Padnos Iron and Metal Company	Other Supporters	LMD Forensic Accountants Inc.
Louisiana-Pacific, Corporation	Lee & Associates of Illinois, LLC	Locomotoras San Luis, S.A. de C.V.
Ludlow Cooperative Elevator Company	Molto Properties	Logic Inc.
M&J Total Transport and Rigging Inc.	Mphasis Ltd.	Logient Inc.
Magotteaux Ltee.	Unifor National Council 4000	Logimethods
Mammoth Project Services (Mammoth)	United Steelworkers Local 2004	Logistical Data Services
Manitoulin Global Fowarding		Lone Star Specialties, LLC
Manitoulin Transport Inc.		Loram Maintenance of Way, Inc.
Mapei Inc.		Lottridge Tire & Retreading Inc./Lottridge Tire Mississippi, Inc.
Maple Leaf Foods		Lumietri de México, S.A. de C.V.
Maritime World Logistics Inc.		Mantenimiento y Equipo de lnyeccion Diesel
Maritime-Ontario Freight Lines Limited		Maquinados de Piezas Especiales Saga S.A. de C.V.
Mark-It Services		Maria Arcadia Lugo Mendez
Mars Supply		Marsh Canada Limited
Marten Transport Ltd		Marshtel S.A. de C.V.
Martin Product Sales		Max-Atlas Equipment lnternational Inc.
MasonLift Ltd.		MAXA AI Inc.

Materias Primas Dyasa, S.A. de C.V.	Merex Diesel Power Partes Internacionales, S.A. de C.V.
Materiaux Blanchet	Meter, Inc.
McCain Foods	Metro East Industries Inc.
McDonald Companies	Mexicana Automotriz S.A. de C.V.
MCW Transport	Microfocus Software Canada
Mediterranean Shipping Company (Canada) Inc.	Mid America Car, Inc.
Mediterranean Shipping Company USA Inc.	Mid-West Truck & Trailer Services
Medlog Canada	Miller Ingenuity
Menard, Inc.	Modauto Motors S.A. de C.V. (Hyundai)
Mercado de Arena Silicas SA de CV	Morgan’s Transport Refrigeration Services Ltd
Messenger Freight Systems	Motive Glazing Products Inc.
Metal Ox Warehousing & Logistics	MovlT Solutions Group, S.A. de C.V.
Michaud Petroleum Inc.	Mundo Hidraulico Ferreteria S.A. de C.V.
Mid Canada Transload Services Ltd.	Nakina Lumber Inc./Longlac Lumber Inc.
Midstream Energy Partners (MEP)	National Energy Equipment Inc.
Mile End Logistics	National Maintenance & Repair, Inc.
Millar Western Forest Products Ltd.	National Steel Car Limited
Minhas Furniture House Ltd	New Kensington Trading Inc.
Missouri Sugars, LLC	New York Air Brake LLC
MMI Freight Systems Inc.	Normandin Beaudry, Consulting Actuaries Inc.
MobilEx Terminal Ltd.	NorthStar Frontier Services, Inc.
Modular Fabrication Inc.	Nortrak-Damy Cambios de Vía S.A.P.I. de C.V.
Mont Eagle Mills, Inc.	NOVIPRO Inc.
Montship Inc.	Novum Energy Trading Inc.
Moore Sales Co., Ltd	Novum Mexico Trading S. de R.L de C.V.
Motive Rail, Inc.	Nylco Mexicana, S.A. de C.V.
MQM Quality Manufacturing Ltd.	O&C Consultores Independientes
MSP Manitoba Starch Prodcuts Inc.	OCR Canada
N.A. Freight Logistics	Omega Industries, Inc
Napuck Salvage of Waupaca, LLC	One Mali, S.A. de C.V.
National Carbon Technologies LLC Company, Inc.	Optimus Electrolineas S.A. de C.V.
National Cold Chain	Over the Road Group of Companies
National Silicates	Overture Promotions
Nature’s Path Foods	Pacific Rail Services, LLC
Navkin Transport Ltd.	Panasonic Canada Inc.
NCIF USA CORP	Pat Baker Company, Inc.
New Cooperative Inc. LLC	Patton Industrial Services
New World Fuel S.A. de C.V.	Pegaso Tencologia
New World Global, LLC	Pehler Oil LLC
NGS Logistics Mexico, LLC	Pennsy Corp.
NorClay Manufacturing	Pennsylvania Rail Car Co.
Nordic Kraft L. P.	Pentaquark Empresarail S.A. de C.V.
North Atlantic International Logistics	Pepco
North West Agri Logistics Inc.	Petro Industrial, S.A. de C.V.
Northern Country Cooperative	Petrogas Corporation, S.A. de C.V.
Nuvision Commodities Inc.	Piezas Industriales Monterrey S.A.
Ocean Network Express (ONE)	Pinkerton Oil Company, Inc.
Ocean Spray Cranberries, Inc.	Platinum Track Services Inc.
Oceanex Inc.	Pneus Metro Inc.
OEC Group	Poligoma S. de R.L.
Oleet Processing Ltd. (dba O&T Farms)	Poppulo Inc.
Oleum Energy Solutions LLC	PowerRail Distribution, Inc.
Olimag Sands Inc.	Precision EFI
Optimodal, Inc.	Price Forbes and Partners Limited

Orbis Waste Management Inc.	Private Security Contractors de Mexico, S.A. de C.V.
Orviande Inc.	Pro Reefer and Mobile Truck Services Inc.
Overseas Orient Container Lines (OOCL)	Procesos Ambientales Alfa, S.A. de C.V.
Pacific Traverse Energy	Proceti IT Services
Pacrim Steel ULC	Productos y Estrategias del Noreste
Pantos Logistics Canada Inc.	Progress Rail
Peak Renewables Ltd.	Progress Rail Maintenance de Mexico S.A. de C.V.
Pembina Midstream (U.S.A.) Inc. (PMidUSA)	ProKarma, Inc.
Pembina Pipeline Corporation	Prottsa, S.A. de C.V.
Peninsula Plastics	Proveedora Tornillera, S.A. de C.V.
PERIN Resources, LLC	Proyectos Ambientales y Servicios Ecológicos Integrales Ecohabitat, S.A. de C.V.
Pinnacle Renewable Energy Inc.	Proyectos y Estudios Ferroviarios, S.A. de C.V.
Pipe and Piling Supplies Ltd.	Prudential Transportation Ltd.
Pizza Pizza Ltd.	QD lngenieria Mantenimiento en Aire Comprimido, S. de R. L. de C.V.
Plains States Commodities, LLC	Quality Rail Service Inc.
PQ Corporation	Quality Railway Services Ltd (QRS)
Prarie River Minerals LLC	Quimica Logistics S.A. de C.V.
Precision Vehicle Holdings	Quinta Real Monterrey
Premay Pipeline Hauling LP	R. H. Little Company
Premier Cooperative Inc.	R. J. Corman Railroad Group
Presto Enterprises Ltd.	Radar, Customs & Logistics S.A.P.I. de C.V.
Primetime	Rail Plus, LLC
Pro-Force Transportation & Logistics Inc.	RailPros
Pro-Tech Group, LLC	Railroad Software
Produits Forestiers Arbec Inc.	Railtech Calomex, S. de R.L. de C.V. (Pandrol Mexico)
Produits Minéra Inc.	Raloy Lubricantes, S.A. de C.V.
Propane Depot	Rayan Investments Ltd
Propane Levac Propane Inc.	Red Flag Cargo Security Systems LLC
Proteinas Marinas y Agropecuarias S.A. de C.V.	Reefer Sales & Service (Toronto) Incorporated
Protos Shipping Ltd.	Refrisa Aire, S.A. de C.V.
Providence Grain Group Inc.	Remcan Projects LP
Puratos Canada	Remprex, LLC
Purely Canada Foods	Respresentaciones Lozoya, S.A. de C.V.
Ragasa Industries	RIOLIM S.A de C.V.
Rail Enterprises	Rite-Way Truck and Trailer, LLC
Re-Transportation	Rivero Linda Vista S.A. de C.V.
Real Potatoes Ltd	Rizing LLC
Red Leaf Pulp	Robledo Constructora S.A. de C.V.
Reliance Carriers Inc.	Rocla Concrete Tie, Inc.
Resirene	Rocore
Revel Midstream Services Inc.	Rodamientos y Accesorios S.A de C.V.
Richardson International Limited	Roland J. Robert Distributor, Inc.
Rio Tinto Aluminum	Romo Tobias Construcciones, S.A. de C.V.
Rise Kombucha	Rvv de San Luis S.A. de C.V.
Ritchie Smith Feeds, Inc.	Sabisu Telecomunicaciones S. de R.L. de C.V.
Robindale Energy	Salud Ocupacional Ramazinni
Robinson Bioproducts Inc.	Sednove
ROCKWOOL Inc.	Servicios de Autotransporte Mexicano
Ronald A. Chisholm Limited	Servicios de Seguridad Privada y Limpieza Del Noreste

Roslin Enterprises	Servicios Ferroviarios de Norteamérica (SFNA)
Rotex Supply Inc.	Servicios Integrales de Capacitación y Administración de Salud en el Trabajo S.C .
Royal Canadian Steel Inc.	Servicios Intersec S.A. de C.V.
Royal Canin Mexico S.A de C.V	Silicas Potosí
Rudy Agro Ltd	Sky Eye Measurement Inc.
Rutgers Polymers Ltd.	SNC Solutions
Rydex Freight Systems	Snyder Equipment
Sabretooth Global Logistics	Softtek
Sadoff Iron and Metal Company	Solidaduras y Superaleaciones, S.A. de C.V.
Sanimax Ltd.	SolidCAD Cansel Company
Savino del Bene Mexico S.A. de C.V.	Solin & Equipos, S.A. de C.V.
Sea-Sky Shipping (North America) Company Ltd.	Solucion e Ingenio S.A. de C.V.
Secure Energy Services Inc.	Soluciones en Ingenieria y Manufactura S.A. de C.V.
Serafina Energy Ltd	Soluciones Inegrales en Proteccion Personal, S.A de C.V. (SIPPSA)
SGH Logistics	Soluciones RGR S.A. de C.V.
Sharp Base Cold Storage	Sonav, S.A. de C.V.
Sidca Trading Ltd.	Sousa Truck & Trailer Repair Ltd.
Simpolo Tile & Stone International Corp.	Sperry Rail Service
Simpson Seeds Inc	Stack Bros. Mechanical Contractors, Inc.
Sinclar Group Forest Products Ltd.	Stealth Monitoring
Sleeman Breweries	Strato, Inc.
SM Line Corporation	Sumitomo Canada Ltd
Sobeys Inc.	Superior Truck and Trailer
Solugaz Inc.	Sutidora Industrial
Solumet Metal & Powder Inc.	SyTech Corporation
Soprema Inc.	Talsom
Source Energy Services	Tania Guadalupe Ovalle Villarel
Southeastern Timber Products	Tech Mahindra Rail
Southern Rock Energy Partners, LLC	Technology Group Solutions
Special Areas Board	Telecomunicaciones JR, S.A. de C.V.
St. Marys Cement (Votorantim Climentos)	Telecon Inc.
Steam Whistle Brewing	TESSCO Technologies Inc.
Stella-Jones	Tetra Tech, Inc.
Stepan Company	The Aloft Group, LLC
Sterling Site Access Solutions, LLC	The Descartes Systems Group Inc.
Stonebrook Foods Inc.	The Gear Centre
Sugar Services, LLC	The Greenbrier Companies, Inc.
Suit-Kote Corporation	The Humphrey Group
Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)	Tideworks Technology
SunCoke Energy	Tiger Calcium Services Inc.
Sunrise Metals Inc.	Tolmaz Serviciois Integrales
Superior Fuel	Toplift North America
Superior Silica Sands	Toplift North America Inc.
Surplus Furniture and Mattress Warehouse	Topografia Aguiñaga
Symrise, S. de R. L. de C.V.	Track Speq, S.A. de C.V.
Synergie Canada	Tracsa S.A.P.I. de C.V.
Synergy Grain Trading Ltd.	Transportes y Acarreos Modernos S.A. de C.V.
T-RAIL Products Inc	Transportes y Servicios Ambientales Ara S.A.de C.V.
Taves Management Inc.	TRC
Telkwa Coal Limited	TrinityRail and TrinityRail de Mexico
Tervita Corporation	Truck-Right Data Management Inc.
TFI International Inc.	TSO-NGE Mexico S.A. de C.V.

TG Appliance Group	Tuberías, Accesorios y Recubrimientos, S.A. de C.V.
The Andersons Inc.	Tundra Technical Solutions
The April Group (Verco International, April Super Flo and Teklub Canada)	U.S. Oil
The Greengrocer Inc.	Ullix Information Systems Inc.
The Straw Boss	Ultimate Kronos Group (UKG)
Thomas, Large & Singer Inc. (TLS)	United Steel and Fasteners, Inc.
Thomson Terminals Limited	Universal Rail Systems Inc.
Tidewater Midstream and Infrastructure Ltd.	UpperEdge LLC
Tiger Cool Express, LLC	Useagility
Timberstone Distribution Ltd.	V3 Companies
TLS Truck Load Services Inc.	Valor Motriz S. de R.L. de C.V.
Topflight Grain Cooperative Inc.	Vézina Assurances Inc.
Total Grain Marketing, LLC	Villarreal Express S.A. de C.V.
Trans-Frt. McNamara	Vilt Construcciones S.A. de CV.
Transand Inc.	Vintelligent, Inc.
Transbordement St. Hyacinthe	VISE S.A. de C.V.
TransEnergy Services	Voss Engineering Inc
Transmodal S.C.	Vossloh North America
Transnet, Inc.	Vulcafrio S.A. DE C.V.
Triumph Express Service Canada Inc.	W. T. Byler Co., Inc.
Twin Rivers Paper Company LLC	Wabtec Corporation
Ulta Depot	Wabtec Mexico Corporation
United Cooperative	Weber Oil Company, Inc.
United Petrochemical Canada Inc.	Weichert Workforce Mobility Inc.
United States Steel Corporation	Wellington
United World Transportation	Wi-Tronix, LLC
Urbanmine Inc.	Zebra Technologies
Veladoras Místicas, S. de R.L. MI	ZTR Control Systems Canada
Veolia North America
Via y Cimentaciones Xalostoc S.A. de C.V.
Viafield
Viandes Décarie
Vicenza Energy
Viva Logistics Inc.
Volume Freight Solutions Inc.
Voysus Connections Experts Inc.
W. Robins Consulting Ltd. (WRC Freight Services)
Wallenius Wilhelmsen Solutions
Walters Group
Warner Petroleum
Waste Connections of Canada
Welded Tube of Canada Corp.
Wellington Motor Freight (Wellington Group of Companies)
Westaqua Commodity Group LTD.
Western Canada Express
Western Clay Corp.
Westlock Terminals
Westmoreland Mining LLC
WF Whelan Logistics
Windstar LPG, Inc.
Winoa USA Inc.
Woolworth Trading, S.A. de C.V.
XPT Grain Inc.
Xylan Logistics Ltd
ZIM Integrated Shipping Services (Canada) Co. Ltd.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company.  By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.  Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to:  the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS.  Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable.  Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com.  Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada.  Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com.  Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.  These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.